UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 945838

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard Fremont, California 94538 (510) 979-0400

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a presentation to employees of Ikanos Communications, Inc. (“Ikanos”) first used on August 7, 2015, by Qualcomm Incorporated relating to the proposed acquisition of Ikanos by King Acquisition Co., a wholly owned subsidiary of Qualcomm Atheros, Inc. (“Parent”) pursuant to the terms of an Agreement and Plan of Merger by and among Parent, King Acquisition Co., and Ikanos, dated as of August 5, 2015.

1 Introduction to Qualcomm August 2015 Rahul Patel, SVP and GM, Connectivity Qualcomm Technologies, Inc.

About the Tender Offer
THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE
SOLICITATION OF AN OFFER TO SELL ANY SHARES OF IKANOS COMMON STOCK. THE TENDER OFFER
DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED.
At the time the offer is commenced, a subsidiary of Qualcomm Atheros, Inc. will file a Tender Offer Statement on Schedule
TO with the United States Securities and Exchange Commission (“SEC”), and Ikanos will file a
Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.
The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the
Solicitation/Recommendation Statement, will be made available to all stockholders of Ikanos at no expense to them. The
Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Ikanos’
stockholders by the information agent for the offer.
IKANOS STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS
(INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER
DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO
THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ
CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Safe Harbor
This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Qualcomm Atheros and Ikanos; the expected timetable for completing the transaction; strategic and other potential benefits of the transaction; estimated shipments of non-handset connected devices;
and any other statements about Qualcomm’s or Ikanos’ managements’ future expectations, beliefs, goals, plans, or prospects, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the possibility that certain closing conditions to the transaction will not be satisfied;
that required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the ability to timely consummate the transaction and possibility that the transaction will not be completed; the ability of Qualcomm Atheros to successfully integrate Ikanos’ operations and employees; the anticipated benefits of the transaction may not be realized; and those additional factors discussed in Qualcomm’s and
Ikanos’ most recent Quarterly and Annual Reports on Forms 10-Q and 10-K filed with the Securities and
Exchange Commission. Investors are urged not to place undue reliance on these forward-looking statements,
which
speak
only
as
of
the
date
of
this
communication.
Qualcomm
and
Ikanos
undertake
no
obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this communication.

non-handset connected
devices unit shipments
estimate in 2018
Automotive  |  Internet of things  |  Mobile computing  |   Networking
Significant
growth opportunity
at the edge of the Internet
5B+
(1) Addressable opportunity for AP, WWAN, Wi-Fi, BT and PLC in the listed adjacent segments
Source: TAM based on a combination of 3rd party and internal estimates as of April 22, 2015
1

Smarthome
platform vision
More high-quality content
moving throughout the home
Media & Broadband
Expanding cloud-based
services delivered by
utilities and operators
Apps & Services
Monitoring and controlling
systems and devices
Home Management
Connecting devices and
sensors for health and
fitness
Life Management
Smarthome
Platform
Supports more devices
Centralizes intelligence
Conduit between home & service providers

Our opportunity
•
Enables complete and integrated hardware and software solutions for carrier customers
•
Builds on Qualcomm Atheros’ leadership in Wi-Fi, small cell, Ethernet and  PLC technologies
•
Extends our strategy for IoE and small cell
Accelerating leadership in the
multi-mode smart home gateway

7 QCT: Our semiconductor business Internet of things Connectivity & Networking Smartphones Computing Automotive Business streams

QCT’s Connectivity & Networking business
Switches, Routers,
Gateways, PLC, Consumer
Smartphones, Tablets, PCs, AIOs
MCL
Mobile, Computing,
Location
Mobile & Computing
Location & GNSS
WIN
Wired/Wireless
Infrastructure & Networking
Connected Home
Networking &
Infrastructure

9 Wi-Fi (11ac, 11n) Bluetooth Location GNSS FM Powerline Ethernet Network Processor Wi-Fi (11ad) 3G/LTE

WIN business
overview
Wired and Wireless Infrastructure and Networking
Connected Home
Carrier
Enterprise
Complete Platform
Solution
(Wi-Fi, Bluetooth, PLC,
Ethernet, CPU/NPU,
RFFE)
Complete Platform Solution
(Wi-Fi, Ethernet, PLC,
CPU/NPU, RFFE)
Connectivity
(Wi-Fi, PLC,
Ethernet)

Combining our strengths
Technology
migration
•
Drive faster adoption to G.fast
using Qualcomm’s
carrier relationships
•
Tighter carrier grade platform integration model
with Vx17x/Vx18x/Vx5xx + Wi-Fi + Ethernet
Complete
solutions
•
Build on the synergies between inSIGHT™ and
Qualcomm® StreamBoost™ to create a credible QoS
and analytics offering for remote management,
diagnostics, traffic analysis
Carrier-grade
software
•
Modem
IP
integration,
cost
reduction
and
optimized
BOM
Accelerated
roadmap
Qualcomm® StreamBoost™ is a product of Qualcomm Atheros, Inc.

Next steps
Integration
planning
•
Functional
integration teams
established
•
Employee
discussions begin
August 17
Acquisition
process & timing
•
Regulatory
clearances required
in non-US
jurisdictions
•
Expect to close by
end of CY15
Getting to know
Qualcomm
•
Presentations from
our team
•
Acquisition and
integration website

13

Additional Information and Where to Find It

The Offer described herein has not yet commenced. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any shares of common stock of Ikanos, nor shall there be any sale of such common stock in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the Offer (collectively, the “ Offer Materials”), each to be filed with the SEC by the Merger Sub and Parent. In addition, Ikanos will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Merger Sub and Ikanos expect to mail the Offer Materials and the Schedule 14D-9 to Ikanos stockholders. Investors and stockholders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the Merger Agreement when they become available because these documents will contain important information relating to the Offer and related transactions. The Offer Materials and the Schedule 14D-9 will also be available at no cost on the SEC’s web site at www.sec.gov.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to matters including, but not limited to, the timing and anticipated completion of the Offer and the proposed Merger, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Ikanos, and are subject to significant risks and uncertainties. Investors are cautioned not to place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date hereof, and Ikanos undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: changes in business relationships or litigation or adverse judgments relating to the Offer and proposed Merger; risks relating to the consummation of the Offer and the Merger, including the risk that closing conditions to the Offer or the proposed Merger will not be satisfied; delays or issues related to inquiries by, or requests or directions from, governmental authorities, including antitrust authorities, in connection with their reviews of the transaction; failure to obtain the required regulatory approvals for the transactions; and changes in general economic or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements include those set forth in Ikanos’ Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2015, which was filed with the SEC on May 11, 2015, under the heading “Item 1A-Risk Factors” and in subsequent Current Reports on Form 8-K and other filings made with the SEC by Ikanos.